SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of
                                 the Securities
                              Exchange Act of 1934.

                           Commission File Number      0-18472


                             Health Management, Inc.
             (Exact name of registrant as specified in its charter)

          1371-A Abbott Court, Buffalo Grove, IL 60089 (847) 913-2700 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $0.03 per share
            (Title of each class of securities covered by this Form)


   (Titles of all classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                Rule 12g-4(a)(1)(i)  [X]           Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(1)(ii)  [ ]            Rule 12h-3(b)(2)(i) [ ]
                 Rule 12g-4(a)(2)(i) [ ]           Rule 12h-3(b)(2)(ii) [ ]
                Rule 12g-4(a)(2)(ii) [ ]                     Rule 15d-6 [ ]
                 Rule 12h-3(b)(1)(i) [ ]

     Approximate number of holders of record as of the certification or notice date:

  One

     Pursuant to the requirements of the Securities Exchange Act of 1934.
Health Management, Inc. has caused this certification/notice to be signed on its behalf of the undersigned duly authorized person.

DATE: October 30, 1997                 BY:/s/ Robert Fine
                                Name:  Robert W. Fine
                                Title: President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.